SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair ANNOUNCES 44th BASE AT SEVILLE

2 aircraft, 29 routes and 1.5M passengerS P.A.

500,000 €3 SEATS FOR TRAVEL SEPT & OCT

Ryanair, the World's favourite airline, today (Thursday, 22nd July 2010) announced it would open its 44th base at Seville in November 2010 with two based aircraft and 29 routes (including 10 new routes, which go on sale tomorrow).  Ryanair will offer over 250 weekly return flights to/from Seville in an investment worth over $140 million in the airport.

Ryanair's 10 new routes from Bari, Eindhoven, London Gatwick, Marseille, Palma, Paris, Santiago, Valencia, Venice Treviso, and Zaragoza will increase Ryanair's traffic at Seville to 1.5m passengers p.a. which will create and sustain 1,500 well paid local jobs.

Ryanair celebrated its new Seville base, two new aircraft, 29 routes and 1.5m passengers p.a. by releasing 500,000 €3 seats for travel across its European network for travel in September and October which are available for booking on
www.ryanair.com
from midnight tonight until midnight Monday (26th July).

Ryanair's Stephen McNamara said:

"Ryanair is delighted to announce Seville as our 44th base and our 8th Spanish base airport with 10 new routes going on sale tomorrow. With a total of 29 low fare routes from Seville next winter passengers can beat the recession by choosing Ryanair's guaranteed lowest fares and no fuel surcharge to exciting destinations all over Europe including France, Italy and Germany among others.  Ryanair's 1.5 million passengers will create and sustain 1,500 jobs locally in Seville."

10 New Seville Routes

Bari	Paris
Eindhoven	Santiago
London (Gat)	Valencia
Marseille	Venice
Palma	Zaragoza

Ends.                                                                Thursday, 22nd July 2010

For further information:
Stephen McNamara - Ryanair                     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1212                                  Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  22 July 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary